Exhibit 1

MIND CTI Reports Third Quarter 2018 Results

Yoqneam, Israel, November 8, 2018 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for its third quarter ended September 30, 2018.

The following will summarize our major achievements in the third quarter of 2018, as well as our business. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Q3 2018 Financial Highlights

●	Revenues were $4.6 million, similar to the revenues in both the third quarter of 2017 and the second quarter of 2018.
●	Operating income was $1.3 million, compared to $1.4 million in the third quarter of 2017 and similar to the operating income in the second quarter of 2018.
●	Net income was $1.4 million, or $0.07 per share, compared to $1.2 million, or $0.06 per share in the third quarter of 2017.
●	Cash flow from operating activities was $1.6 million (including a tax refund of $0.2 million related to the 2016 financial year).
●	Cash position was $15.6 million as of September 30, 2018.

Nine Months Financial Highlights

●	Revenues were $13.7 million, compared to $13.6 million in the first nine months of 2017.
●	Operating income was $3.9 million, or 28% of total revenues, compared to $3.6 million, or 26% of total revenues in the first nine months of 2017.
●	Net income was $3.7 million, or $0.19 per share, compared to $4.0 million, or $0.21 per share in the first nine months of 2017 (net income in the first nine months of 2017 includes a one-time net capital gain of $0.9 million).
●	Cash flow from operating activities in the first nine months of 2018 was $3.9 million.

As of September 30, 2018, we had 220 employees, compared with 248 as of September 30, 2017 and 216 as of June 30, 2018.

Monica Iancu, MIND CTI CEO, commented: “The environment remains the same as described in previous press releases. Communications service providers encounter major challenges, as running a network requires continuous investment while price pressure increases, and increased data traffic does not necessarily translate into increased profits. Communications service providers are expected to develop new services and offer multi-play discounted bundles and at the same time they attempt to reduce their costs as the revenue per subscriber declines. This has an effect on the markets that appear to be very active, necessitating extensive pre-sales effort. While we are encouraged by the momentary increased demand for our products and services, we encounter lower budget amounts and many processes are constantly delayed. We expect that future deals will be structured as SaaS, with low down payments for deployment services.”

Revenue Distribution for Q3 2018

Revenues in the Americas represented 75%, revenues in Europe represented 15% and revenues in the rest of the world represented 10% of our total revenues.

Revenues from customer care and billing software totaled $3.6 million, or 79% of total revenues, while revenues from enterprise call accounting software totaled $1.0 million, or 21% of our total revenues.

Revenues from licenses were $0.9 million, or 19% of total revenues, while revenues from maintenance and additional services were $3.7 million, or 81% of our total revenues.

Follow-on Orders

Similar to all previous quarters, our valued customers showed their appreciation for our technology and support. These valued customers continue to invest in order to grow their businesses and improve efficiencies, resulting in follow-on orders.

This quarter’s follow-on orders include customizations for new functionalities and additional professional services.

Fluctuation in Taxes

As previously mentioned, on a quarterly basis we incur fluctuation in taxes. Taxes include provisions for income taxes paid in our different locations at very different tax rates.

Also as previously mentioned, on February 18, 2018 the Company received a status of “Technologic Preferred Enterprise” starting 2017 and until 2021, the impact being that income taxable in Israel will be subject to a tax rate of 7.5% as long as this status is maintained.

One of the reasons for the fluctuation in taxes between quarters is that in the 2017 quarterly financial reports, the lower tax rate was not reflected, since the approval was received only in February 2018.

Update on Pursuit of Acquisitions

As we previously announced, given our strong cash position and our experienced organization, we believe that we have the required resources to respond to market needs and at the same time focus on targeting potential acquisitions that could benefit the company’s growth. Our active pursuit is focused on acquisition targets at reasonable valuations that satisfy the criteria we defined: proven revenues, complementary technology or geography and expected accretion to earnings within two to three quarters.

We made some progress with a small company that meets our criteria. We are still in the negotiations phase and we cannot estimate if this effort will bear fruit. We will update on the outcome together with the release of the full year 2018 financial results.

About MIND

MIND C.T.I. Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2018	2017	2018	2017
	Unaudited
	U.S. dollars in thousands (except per share data)

Revenues	$4,580	$4,557	$13,677	$13,570
Cost of revenues	1,565	1,415	4,858	5,230
Gross profit	3,015	3,142	8,819	8,340
Research and development expenses	1,089	977	2,799	2,594
Selling and marketing expenses	290	348	1,015	944
General and administrative expenses	314	422	1,131	1,244
Operating income	1,322	1,395	3,874	3,558
Gain on disposal of a subsidiary	-	-	-	893
Financial income - net	161	116	145	563
Income before taxes on income	1,483	1,511	4,019	5,014
Taxes on income	111	270	325	976
Net income	$1,372	$1,241	$3,694	$4,038

Earnings per share - basic and diluted	$0.07	$0.06	$0.19	$0.21
Weighted average number of shares used in computation of earnings per share in thousands:

Basic	19,344	19,298	19,333	19,291
Diluted	19,348	19,312	19,617	19,521

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2018	2017
	Unaudited	Audited
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$1,907	$5,014
Short-term bank deposits	8,154	6,102
Marketable securities	4,900	5,878
Accounts receivable, net:
Trade	1,189	1,239
Other	488	843
Prepaid expenses	274	347
Deferred cost of revenues	178	-
Inventory	4	4
Total current assets	17,094	19,427

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities - available-for-sale	523	544
Long-term bank deposits	98	101
Severance pay fund	1,446	1,642
Deferred income taxes	33	32
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	181	202
GOODWILL	5,430	5,430
Total assets	$24,805	$27,378

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$102	$113
Other	1,584	837
Deferred revenues	2,039	3,556
Total current liabilities	3,725	4,506

LONG-TERM LIABILITIES:
Deferred revenues	30	138
Employees’ rights upon retirement	1,530	1,712
Total liabilities	1,560	6,356

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	26,330	26,180
Accumulated other comprehensive loss	(826)	(804)
Treasury shares	(1,515)	(1,554)
Accumulated deficit	(4,523)	(2,854)
Total shareholders’ equity	19,520	21,022
Total liabilities and shareholders’ equity	$24,805	$27,378

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2018	2017	2018	2017
	Unaudited
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,372	$1,241	$3,694	$4,038
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22	26	66	78
Accrued severance pay	81	39	74	(29)
Deferred income taxes, net	-	-	(1)	-
Unrealized loss (gain) on marketable securities, net	(2)	41	33	54
Employees share-based compensation expenses	50	47	151	135
Gain on disposal of a subsidiary	-	-	-	(893)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(165)	28	191	271
Other	212	(304)	341	(345)
Decrease (increase) in prepaid expenses and deferred cost of revenues	80	(12)	(105)	(192)
Increase (decrease) in accounts payable and accruals:
Trade	(48)	123	(11)	102
Other	227	463	747	164
Increase (decrease) in deferred revenues	(259)	26	(1,331)	(1,399)
Net cash provided by operating activities	1,570	1,718	3,849	1,984

Cash flows from investing activities:
Purchase of property and equipment	(11)	(12)	(45)	(24)
Severance pay funds	(81)	(37)	(60)	54
Proceeds from sale of (investment in) marketable securities	256	198	944	(748)
Proceeds from sale of marketable securities – available-for-sale	-	-	-	326
Investment in bank deposits	(4,060)	(2,756)	(2035)	(500)
Proceeds from sale of subsidiary	-	-	-	1,169
Net cash used in investing activities	(3,896)	(2,607)	(1,196)	277
Cash flows from financing activities:
Employee stock options exercised and paid	-	-	39	53
Dividend paid	-	-	(5799)	(6,173)
Net cash used in financing activities	-	-	(5,760)	(6,120)

Decrease in cash and cash equivalents	(2,326)	(889)	(3,107)	(3,859)
Balance of cash and cash equivalents at beginning of period	4,233	6,195	5,014	9,165
Balance of cash and cash equivalents at end of period	$1,907	$5,306	$1,907	$5,306

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